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                                                                  Exhibit (a)(6)


 MOHAWK CORP. AND PSC INC. AGREE TO TERMINATE MERGER AGREEMENT AND TENDER OFFER


     Rochester, New York and Skaneateles Falls, New York, July 25, 2000--Mohawk Corp., an affiliate of Welch Allyn Data Collection, Inc., Mohawk Acquisition Corp., a wholly owned subsidiary of Mohawk Corp., and PSC Inc. (Nasdaq: "PSCX"), announced today that they have mutually agreed to terminate the Agreement and Plan of Merger, dated June 5, 2000, as amended, and to terminate the pending announced tender offer for all of the outstanding shares of common stock, Series A Preferred Stock and warrants of PSC Inc.

     The parties are terminating the transaction due to a number of unforeseen circumstances in the financing markets which make it impracticable to obtain financing.

     All shares of common stock, Series A Preferred Stock and warrants of PSC tendered and not withdrawn in the tender offer will be returned promptly by Mohawk Acquisition Corp. Questions regarding the tender offer may be directed to Innisfree M&A Incorporated, which is acting as Information Agent with respect to the tender offer, at (212) 750- 5833 or (888) 750-5834.